UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

——————————

FORM 6-K

——————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

——————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

INDEX

No.	Description
1. 2.	Summary of 1Q 2026 Business Report Exhibit 99.1 Shinhan Financial Group Review Report for the 1Q 2026 (Consolidated)
3.	Exhibit 99.2 Shinhan Financial Group Review Report for the 1Q 2026 (Separate)

Summary of 1Q 2026 Business Report

On May 15, 2026, Shinhan Financial Group (“SFG”) filed its 1Q 2026 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Internal Control

10. Contingencies

11. Material Information after the reporting period

1. Introduction of the Group

Business Objective

Shinhan Financial Group is a financial holding company that was established in September 1, 2001, through a stock transfer from the Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Paribas Asset Management Co., Ltd. The primary business objectives of the company includes the control and management of financial business, as well as financial support for its subsidiaries.

On September 10, 2001, the company was listed on the Korea Stock Exchange and on September 16, 2003, the company was registered with the U.S. Securities and Exchange Commission(SEC), where its American Depositary Shares(ADSs) were listed on the New York Stock Exchange(NYSE).

Company History

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your references.

Overview of the Business Group

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your references.

Credit Ratings

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your references.

Capital Structure

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your references.

Dividends

On July 26, 2024, we announced a value-up plan and set 2027 as the target year for achieving the following key targets:

1.
10% of ROE
2.
50% of shareholder return ratio
3.
Reduction of the total issued shares by 50 million shares

According to the assessment results of the implementation of the value-up plan in 2025, we maintained a stable CET1 ratio exceeding 13%. Our ROE improved by 67 basis points year-on-year, reaching 9.11%, and our shareholder return ratio exceeded the targeted 50%, reaching 50.2%. We also reduced the number of our issued and outstanding shares by approximately 25 million by January 2026, demonstrating solid progress in implementing the plan.

We have now set new targets of the value-up plan and advanced its execution methodology, taking into account changes in the overall environment – early achievement of the original targets including the shareholder return ratio, the enactment of legislation on separate taxation of dividend income, and the trend of PBR improvement among domestic banking and financial holding companies. This new value-up plan is named as “Shinhan Value-Up +++ (Triple Plus).” Each year, we will set out our goals for the next three years based on an annual review of the appropriateness of our targets.

- New Targets: While maintaining the existing 2027 targets, we will provide updated guidance for the next three-year period annually. In addition, we will present and communicate principles for the allocation between growth and shareholder returns, as well as a formula for the shareholder return ratio.

1.
10% or more of ROE (target range 10–12%);
2.
50% or more of the shareholder return ratio (presenting a predictable shareholder return policy based on the above formula); and
3.
13% or more of the CET1 ratio (stable management in line with regulatory and market environment).

To achieve the above goals, we will advance the execution methodology while focusing on the following strategic priorities:

1.
Improving the achievability of ROE targets by strengthening the ROTCE-ROC value chain, which is our unique methodology; and
2.
Reviewing the shareholder return mix strategies in consideration of tax reforms and the PBR level.

With the restructuring of the value-up plan, we aim to enhance core profitability at a fast pace based on a stable CET1 ratio, while implementing more sustainable and predictable growth and shareholder return policies.

This value-up plan was adopted by resolution of the Board of Directors on April 23, 2026. We will continue to assess the progress of the implementation and communicate any updates or changes to this plan after deliberation and resolution by the Board of Directors.

For further details regarding the Company’s Corporate Value-up Plan, please refer to the voluntary disclosure titled ‘2026 Value-up Plan of Shinhan Financial Group Co., Ltd’ announced on April 23, 2026.

2026 Quarterly Dividend Record Dates and Expected Payment Dates

Quarter	Dividend Record Date	Expected Payment Date
Q1 2026	April 30, 2026	May 29, 2026

Q2 2026	July 30, 2026	August 28, 2026
Q3 2026	November 3, 2026	November 27, 2026

Note) The dividend amount for each quarter will be determined at the Board meeting held before each respective record date. The expected payment dates may subject to change based on consultations with relevant institutions.

		(KRW million)
Items	1Q FY2026 (Jan. 1 ~ Mar. 31)	FY2025 (Jan. 1 ~ Dec. 31)	FY2024 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	1,622,594	4,971,561	4,450,177
(Separate) Net Income	2,360,316	2,385,457	1,619,867
(Consolidated) Earnings per share (Won)	3,327	9,812	8,441
Total Cash dividends	348,750	1,245,730	1,088,042
Total Stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	21.49	25.06	24.45
Cash dividend yield (%) – common shares	0.74	3.01	4.26
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won) – common shares	740	2,590	2,160
Cash dividend per share (Won) – preferred shares	-	-	-
Stock dividend per share	-	-	-

2. Business Results

Operating Results

	(KRW billion)
	1Q FY 2026 (Jan. 1 ~ Mar. 31)	FY 2025 (Jan. 1 ~ Dec. 31)	FY 2024 (Jan. 1 ~ Dec. 31)
Net interest income	3,024	11,695	11,402
Interest income	7,072	27,989	29,209
Interest expense	4,048	16,294	17,807
Net fees and commission income	941	2,921	2,715
Fees and commission income	1,362	4,564	4,295
Fees and commission expense	421	1,643	1,581
Net insurance income	-147	-136	884
Insurance income	953	3,611	3,393
Insurance expense	1,100	3,746	2,509
Net gain(loss) on securities and FX trading/derivatives	935	3,134	2,038
Provision for credit loss and impairment loss	-513	-2,012	-2,104
Net other operating income(expense)	-540	-2,176	-2,360
General and administrative expenses	1,545	6,403	6,116
Net operating income	2,155	7,023	6,459
Equity method income	49	221	-24
Other non-operating income(expense), net	18	-316	-406
Profit before income taxes	2,221	6,929	6,029
Income tax expense	572	1,845	1,471
Consolidated net profit	1,649	5,085	4,558
Net profit attributable to equity holders of the Group	1,623	4,972	4,450
Net profit attributable to non-controlling interest	27	113	108
1) Some of the totals may not sum due to rounding numbers.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1Q 2026				FY 2025				FY 2024
		Jan. 01 ~ Mar. 31				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	456,449.5	57.0	2,258.9	2.0	430,736.9	56.6	9,202.3	2.1	403,986.6	55.9	10,220.8	2.5
	Borrowings	55,659.7	7.0	396.3	2.9	52,442.2	6.9	1,534.8	2.9	54,754.3	7.6	1,862.4	3.4
	Debt Securities Issued	90,575.7	11.3	822.7	3.7	91,752.3	12.1	3,347.4	3.7	87,474.4	12.1	3,422.0	3.9
	Other Liabilities	137,757.8	17.2	-	-	126,732.1	16.6	-	-	119,008.3	16.5	-	-
	Total Liabilities	740,442.7	92.4	-	-	701,663.5	92.1	-	-	665,223.6	92.0	-	-
	Total Stockholder's Equity	60,923.3	7.6	-	-	59,862.9	7.9	-	-	57,655.6	8.0	-	-
	Total Liabilities & SE	801,366.0	100.0	-	-	761,526.4	100.0	-	-	722,879.2	100.0	-	-
Use	Cash & Due from Banks	40,602.1	5.1	208.0	2.1	42,566.8	5.6	782.5	1.8	38,020.3	5.3	780.2	2.1
	Loans	472,931.0	59.0	5,330.3	4.6	455,659.5	59.8	21,419.3	4.7	434,102.2	60.1	22,542.6	5.

												2
Loans in KRW	367,287.5	45.8	3,803.1	4.2	356,117.1	46.8	15,398.7	4.3	339,139.5	46.9	16,520.0	4.9
Loans in Foreign Currency	54,668.2	6.8	638.2	4.7	49,607.3	6.5	2,461.5	5.0	44,188.9	6.1	2,402.3	5.4
Credit Card Accounts	28,588.3	3.6	578.3	8.2	28,528.8	3.8	2,331.9	8.2	27,982.2	3.9	2,256.0	8.1
Others	22,387.0	2.8	310.7	5.6	21,406.3	2.8	1,227.3	5.7	22,791.6	3.2	1,364.3	6.0
FVPL Financial Assets	44,679.7	5.6	418.2	3.8	44,793.8	5.9	1,499.1	3.4	44,711.6	6.2	1,693.1	3.8
FVOCI Financial Assets	101,567.3	12.7	774.5	3.1	95,525.5	12.5	2,888.3	3.0	88,378.8	12.2	2,744.1	3.1
AC Financial Assets	31,611.4	3.9	250.2	3.2	32,462.5	4.3	1,044.1	3.2	35,015.5	4.8	1,101.7	3.2
Other Assets	109,974.5	13.7	-	-	90,518.3	11.9	-	-	82,650.8	11.4	-	-
Total Assets	801,366.0	100.0	-	-	761,526.4	100.0	-	-	722,879.2	100.0	-	-

Notes :

1)
Consolidated basis
2)
The “Average Balance” is the arithmetric mean of the ending balance of each quarter

.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
Aggregate Amount of Equity Capital (A)	57,363.3	56,260.6	53,903.4
Risk-Weighted Assets (B)	365,001.9	352,907.6	342,375.3
BIS Ratio (A/B)	15.72%	15.94%	15.74%
Note: ▪ Calculated in accordance with Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Mar. 31, 2026	Dec. 31 2025	Dec. 31, 2024
Shinhan Bank	BIS Capital Adequacy Ratio	17.1	17.4	17.6
Shinhan Card	Adjusted Equity Capital Ratio	20.9	20.8	20.0
Shinhan Securities	Net Capital Ratio	1,986.5	1,924.7	1,345.0
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	200.6	206.0	205.7
Shinhan Capital	Adjusted Equity Capital Ratio	19.5	19.5	19.3
Shinhan Asset Management	Equity Capital (KRW billion)	256.1	287.6	316.6
	Minimum Capital Requirement (KRW billion)	55.1	54.2	50.1
Jeju Bank	BIS Capital Adequacy Ratio	15.9	16.2	17.6
Shinhan Savings Bank	BIS Capital Adequacy Ratio	18.4	19.9	20.1
Shinhan Asset Trust	Net Capital Ratio	660.8	443.5	519.1
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	210.9	231.2	159.2

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 1Q Report in 2026, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 1Q 2026 business report and Shinhan EZ General Insurance's 1Q 2026 management disclosure.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Mar. 31, 2026			Dec. 31, 2025			Dec. 31, 2024
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	3,390.6	959.5	353.4	934.2	149.7	623.9	1,051.7	56.4	1865.9
Shinhan Card	21,013.8	6,056.1	347.0	21,507.1	6,786.6	316.9	21,546.6	6,077.3	354.5
Shinhan Securities	24,536.2	19,973.9	122.8	23,577.5	18,417.5	128.0	23,664.4	18,128.1	130.5
Shinhan Life Insurance	4,327.4	1,387.7	311.8	5,034.1	1,371.5	367.0	5,635.7	1,359.9	414.4
Shinhan Capital	1,906.6	975.8	195.4	2,218.8	830.6	267.1	2,529.0	1084.1	233.3
Shinhan Savings Bank	729.2	635.5	114.7	604.6	544.3	111.1	608.4	480.2	126.7
Shinhan Asset Trust	240.0	123.7	194.0	61.7	15.3	402.8	186.3	11.0	1,686.2
Shinhan EZ General Insurance	92.9	18.9	491.8	111.9	17.0	659.4	73.1	9.9	736.3

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and EZ General Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, Shinhan Savings Bank and Shinhan Asset Trust : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

▪
Shinhan Life Insurance recorded a decline in its liquidity ratio following the amendment to the Insurance Business Supervision Regulations on December 31, 2024, which narrowed the scope of assets recognized as liquid - such as government bonds with maturities exceeding three months now classified as only 30% liquid.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Mar. 31, 2026			Dec. 31, 2025			Dec. 31, 2024
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	98,504.1	93,002.8	106.0	99,551.4	95,016.8	104.8	90,658.4	87,753.4	103.3
Jeju Bank	1,156.1	778.4	150.5	1,090.1	907.0	120.9	939.4	770.1	122.7

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June 2022 to 90.0% by end of September 2022, to 92.5% by end of June, 2023, to 95.0% by end of December 2023, to 97.5% by end of December 2024. From 2025 onwards, the regulatory minimum is back to 100% after normalized process.

Foreign Currency (FC) Liquidity Ratio

(USD millions, %)
Company	March. 31, 2026			Dec. 31, 2025			Dec. 31, 2024
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)

Shinhan Financial Group	328.2	-	NA	540.7	523.5	103.3	531.4	519.2	102.4
Shinhan Bank	72,538.5	67,669.6	107.2	77,073.0	71,832.5	107.3	63,127.9	56,347.0	112.0
Shinhan Life Insurance	2,862.4	366.4	781.2	2,707.4	243.6	1,111.7	2,074.0	163.0	1,272.3
Shinhan Securities	9,961.0	8,567.7	116.3	9,534.0	8,026.4	118.8	11,083.7	9,616.5	115.3
Shinhan Capital	235.8	202.2	116.6	54.5	1.7	3,273.5	79.7	0.6	13,741.7
Jeju Bank	12.9	2.9	450.4	13.5	5.6	240.4	10.1	0.8	1,295.2

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank and Jeju Bank’s foreign currency liquidity ratio is based on the application of the liquidity weight.

Foreign Currency (FC) Liquidity Coverage Ratio

			(%)
Company	1Q 2026	FY 2025	FY 2024
	Jan. 1 ~ Mar. 31	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	172.6	185.0	148.8

Notes :

▪
Foreign Currency Liquidity Coverage Ratio started from January 2017, and is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
Total Loans	491,346.4	478,739.9	452,826.9
Substandard & Below	4,080.9	3,536.6	3,562.4
Substandard & Below Ratio	0.83%	0.74%	0.79%
Non-Performing Loans	3,524.4	3,067.6	2,974.7
NPL Ratio	0.72%	0.64%	0.66%
Substandard & Below Coverage Ratio	112.87%	126.55%	132.48%
Loan Loss Allowance	4,606.2	4,475.4	4,719.3
Substandard & Below Loans	4,080.9	3,536.6	3,562.4

Separate Basis

(%)	Mar. 31 2026			Dec. 31 2025			Dec. 31 2024
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.30	0.27	162	0.28	0.25	173	0.24	0.18	202
Shinhan Card	1.25	0.61	227	1.16	0.57	234	1.32	0.80	243
Shinhan Securites	10.00	10.00	63	10.62	10.62	76	18.30	18.30	70
Shinhan Life Insurance	2.87	0.38	53	0.54	0.38	235	0.32	0.32	393
Shinhan Capital	3.30	2.58	104	2.30	2.26	144	3.98	2.35	75
Jeju Bank	1.50	1.46	91	1.57	1.54	86	1.32	1.22	114
Shinhan Savings Bank	5.95	10.75	92	6.24	11.98	91	7.90	13.16	72
Shinhan Asset Trust	90.38	72.32	34	86.17	64.06	38	75.15	52.31	43

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
Debt	11,340.1	11,458.4	11,324.1
Equity	27,807.7	26,335.5	26,348.2
Debt to Equity Ratio	40.78%	43.51%	42.98%

Twenty Largest Exposures by Borrower

(KRW billion)
As of March 31, 2026 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Korea Electric Power Corporation	0.4	129.0	3,037.0	88.7	-	3,255.1
KEB Hana Bank	1,373.3	-	1,746.2	49.7	-	3,169.1
Samsung Electronics	-	2,714.5	4.2	-	-	2,718.7
Woori Bank	1,482.8	10.5	1,032.2	0.0	-	2,525.6
LG Display	1,117.0	665.7	10.0	-	-	1,792.7
Nong Hyup Bank	344.8	245.3	1,066.5	21.2	-	1,677.8
KB Bank	825.2	-	746.9	10.0	-	1,582.2
Lotte Hotel	66.6	645.9	129.5	735.8	-	1,577.9
Songpa Biz-Cluster PFV	1,405.1	-	7.2	-	-	1,412.3
HD Hyundai Heavy Industries Co., Ltd.	-	-	0.1	1,409.8	-	1,409.8
Samsung Heavy Industries Co., Ltd.	20.0	-	9.9	1,347.3	-	1,377.2
Hyundai Rotem Company	2.1	26.0	-	1,323.0	-	1,351.1
S-Oil	579.6	342.1	348.3	13.0	-	1,283.0
Hanwha Corporation	800.5	185.8	185.1	71.2	-	1,242.5
KT	77.6	-	1,037.0	117.0	-	1,231.5
LIG Defense&Aerospace	6.3	-	19.9	1,162.9	-	1,189.1
Mirae Asset Securities	700.3	22.7	310.3	100.0	-	1,133.3
Kiwoom Securities Co., Ltd.	576.0	-	504.8	-	-	1,080.9
Lotte Chemical Corporation	280.0	209.8	79.6	434.1	-	1,003.6
Meritz Securities Co., Ltd.	548.2	-	418.8	-	-	967.0
Total	10,205.9	5,197.4	10,693.5	6,883.5	-	32,980.2
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Mar. 31, 2026 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	540.8	4,664.0	662.3	2,222.5	0.0	8,089.7
Lotte	2,487.9	1,353.6	843.9	1,598.6	0.1	6,284.1
Hyundai Motor Company	1,274.5	1,351.5	1,086.6	1,548.1	0.0	5,260.7
Hanwha	1,795.8	786.0	1,283.8	980.7	0.3	4,846.6
SK	1,561.3	947.8	1,677.6	475.0	0.0	4,661.7
LS	337.1	1,481.3	447.0	1,301.9	0.0	3,567.3
LG	1,516.1	877.0	510.8	336.1	0.0	3,240.1
HD Hyundai	500.3	51.7	172.9	2,334.3	-	3,059.2
POSCO	759.0	851.9	187.2	10.7	0.0	1,808.8
KT	134.8	82.9	1,175.5	200.6	-	1,593.8
Total	10,907.7	12,447.7	8,047.7	11,008.5	0.4	42,411.9
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	159.0	159.0	112.0
B	Other financial service activities n.e.c.	99.6	99.6	19.4
C	Other financial investment business	65.0	65.0	12.2
D	Cable boradcasting	64.9	64.9	64.9
E	Development and subdividing of non-residential building	49.0	49.0	38.3
F	Manufacture of rail locomotives and rolling stock	48.8	47.4	38.7
G	Development and subdividing of non-residential building	49.4	47.4	19.5
H	Development and subdividing of other real estate	30.0	30.0	4.5
I	Other financial service activities n.e.c.	52.1	29.8	14.8
J	Other financial service activities n.e.c.	27.7	27.7	7.4
K	Advertising agencies	27.1	27.1	1.6
L	Museum activities	20.0	20.0	0.0
M	Other financial service activities n.e.c.	20.0	20.0	-
N	Development and subdividing of non-residential building	19.5	19.5	9.9
O	Other financial service activities n.e.c.	19.0	19.0	19.0
P	Development and subdividing of non-residential building	16.6	16.6	2.7
Q	Development and subdividing of residential buildings	15.5	15.5	5.4
R	Other financial service activities n.e.c.	15.0	15.0	15.0
S	Development and subdividing of other real estate	15.0	15.0	0.3
T	Non-specialized wholesale trade	14.1	14.1	14.1
Total		827.2	801.5	399.7
Notes : • Consolidated basis as of Mar. 31, 2026 • Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2026	FY 2025	FY 2024
Independent Auditor	PWC Samil Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	-	Unqualified	Unqualified

Note) The review of the 1st quarter of 2026 by the external auditor did not identify any matters that would cause the interim financial statements, prepared in accordance with K-IFRS, to be considered not fairly presented in all material respects.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
1Q 2026	PWC Samil Accounting Corp.	1,047 (annualized basis)	Review/Audit of Financial Statements	1,339 Hours
	PWC Samil Accounting Corp.	129 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	126 Hours
FY 2025	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,107 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,115 Hours
FY 2024	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,071 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,144 Hours
1) Excluding value-added taxes.

Change of External Auditor

Financial Year	Changed Company	Previous Auditor	Changed Auditor	Detail
FY2026	Shinhan Financial Group Co., Ltd.	KPMG Samjong Accounting	PWC Samil Accounting	Expiration of the audit

Corp.	Corp.	contract term

Note) Pursuant to the Act on External Audit of Stock Companies, etc. and its enforcement decree, the audit contract term of KPMG Samjong, designated as the external auditor for Shinhan Financial Group for the 23rd to 25th fiscal year has expired. Accordingly, the external auditor for the 26th fiscal year of Shinhan Financial Group and its subsidiaries has been changed from KPMG Samjong to PWC Samil.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and nine outside directors, has the ultimate responsibility for the management of our affairs.

• Committees of the Board of Directors

We currently have eight management committees that serve under the board:

-
the Committee for Recommending Candidates for CEO;
-
the Audit Committee;
-
the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;
-
the Risk Management Committee;
-
the Remuneration Committee;
-
the Environment, Social and Governance (ESG) Strategy Committee;
-
the Subsidiary’s CEO Recommendation Committee; and
-
the Internal Control Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Committee for Recommending Candidates for CEO

The Committee for Recommending Candidates for CEO currently consists of five directors: Choi Young Gwon (Chairman), Kwak Su Keun, Kim Jo Seol, Park Jong Bok and Bae Hoon. However, for the meeting for the final selection of candidates for the CEO position, all outside directors are called to participate in the committee, and in this case, all outside directors are considered to be part of the committee. This committee is responsible for matters concerning the recommendation of candidates for the CEO position, including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chairman of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Audit Committee

The Audit Committee currently consists of four outside directors: Lim Seung Yeon (Chairman), Kwak Su Keun, Bae Hoon and Choi Young Gwon. The committee oversees our financial reporting and approves the appointment of, and interaction with, our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. The committee examines the agenda, and financial statements and other reports to be submitted by the board of directors, for each general meeting of shareholders. The committee holds regular meetings every quarter.

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for Recommending Candidates for Independent Directors and Members of Audit Committee currently consists of four outside directors: Yang In Jip (Chairman), Kim Jo Seol, Lim Seung Yeon and Chun Myo Sang. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions and audit committee members, and related matters. However, when the process for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee, and in this case, all outside directors are considered to be part of the committee. The committee meetings are called by the committee’s chairman, who must be an outside director. This committee is responsible for matters relating to: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors: Song Seong Joo (Chairman), Park Jong Bok and Yang In Jip. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation relating to our internal controls. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three outside directors: Park Jong Bok (Chairman), Lim Seung Yeon and Chun Myo Sang. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. At least one-half of the members of this committee must be outside directors, and currently all members of this committee are outside directors. The committee meetings are called by the committee’s chairman, who must be an outside director.

Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee currently consists of five directors: Song Seong Joo (Chairman), Kim Jo Seol, Chun Myo Sang, Jung Sang Hyuk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability reports and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy regarding climate change.

Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee currently consists of five directors: Jin Okdong (Chairman), Kwak Su Keun, Bae Hoon, Song Seong Joo and Yang In Jip. This committee is responsible for matters relating to the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

Internal Control Committee

The Internal Control Committee currently consists of four directors: Choi Young Gwon (Chairman), Bae Hoon, Song Seong Joo and Yang In Jip. This committee is responsible for reviewing and approving matters concerning internal controls, including establishing our internal control policies and strategies. The committee also monitors and evaluates whether executive officers are appropriately performing their management and reporting duties regarding internal controls in accordance with the relevant regulations, and may demand necessary remedial actions in the event of any deficiencies.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders of Shinhan Financial Group (as of Mar. 31, 2026)

Name	No. of Common Shares owned2)	Ownership%1)
National Pension Service	42,747,919	9.01%
1) Ownership% is based on rounding numbers of third decimal place 2) The number of common shares owned and ownership is based on shareholder registry as of end of March 2026

Common Shares Traded on the Korea Exchange

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your reference.

American Depositary Receipts traded on the New York Stock Exchange

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your reference.

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2029

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to his election, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the independence requirements set forth under the Financial Investment Services and Capital Markets Act. Our non-executive directors and outside directors are selected based on the candidates’ expertise in diverse areas, such as law, finance, economics, management and accounting. Currently, one non-executive director and nine outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2027
Kwak Su Keun	Aug. 16, 1953	Outside Director and Chairman of the Board of Directors	March 25, 2021	March 2027
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2027
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2027
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2027
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2027
Yang In Jip	Jul. 16, 1957	Outside Director	March 26, 2025	March 2027
Chun Myo Sang	May 20, 1980	Outside Director	March 26, 2025	March 2027
Park Jong Bok	May. 29, 1955	Outside Director	March 26, 2026	March 2028
Lim Seung Yeon	Jul. 18, 1973	Outside Director	March 26, 2026	March 2028

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023. Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Kwak Su Keun has been our outside director since March 25, 2021 and the chairman of our board of directors since March 26, 2026. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a doctoral degree in business administration from University of North Carolina Chapel Hill.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and an economist with a high awareness of Northeast Asian economics. Ms. Kim received a doctoral degree in economics from Osaka City University.

Song Seong Joo has been as our outside director since March 26, 2024. Ms. Song has served as a professor of statistics at Korea University since 2008 and is also the Director of the Korea Risk Management Society. Ms. Song was previously an advisory professor at the Economic Statistics Division of the Bank of Korea. Ms. Song received a doctoral degree in statistics from the University of Chicago.

Choi Young Gwon has been as our outside director since March 26, 2024. Mr. Choi currently serves as the Chairman of the Korea Society of Financial Analysts and previously served as the chief executive officer of Woori Asset Management from 2019 to 2023. Mr. Choi received a doctoral degree in business administration, specializing in financial management, from Soongsil University.

Yang In Jip has been our outside director since March 26, 2025. Mr. Yang is the founder and currently serves as the chief executive officer and chairman of Onycom, Inc. Mr. Yang received a master of business administration degree from the University of Southern California.

Chun Myo Sang has been our outside director since March 26, 2025. Ms. Chun currently serves as the Head of Planning and Administration at SmartNews Inc. and is a Certified Public Accountant in Japan. Ms. Chun previously served as a manager at KPMG FAS and as a research and accounting advisor at the Development Bank of Japan. Ms. Chun received a master of business administration degree from the University of Southern California.

Park Jong Bok has been our outside director since March 26, 2026. Mr. Park previously served as the chief executive officer, the head of retail banking and the head of the retail channel business of SC Bank Korea. Mr. Park received a bachelor’s degree in economics from Kyung Hee University.

Lim Seung Yeon has been our outside director since March 26, 2026. Ms. Lim has served as a professor of business at Kookmin University since 2011, and previously served as an outside director and a member of the audit committee of Kakao Games Corp. Ms. Lim received a doctoral degree in business administration from Seoul National University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer
Jang Jeong Hoon	May 30, 1971	Deputy President and Chief Financial Officer
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Consumer Protection Officer
Choi Hyuck Jae	Aug. 15, 1970	Deputy President and Chief AI Officer and Chief Digital Officer
Ra Hoon	Mar. 19, 1969	Executive Director and Chief Risk Officer
Lee Young Ho	Oct. 17, 1970	Executive Director and Chief Compliance Officer
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Market Sensing Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Koh Seogheon has been our deputy president and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Jang Jeong Hoon has been our deputy president and chief financial officer since January 1, 2026. Mr. Jang previously served as the deputy president of Shinhan Securities. Mr. Jang received an M.B.A. from Washington University in St. Louis.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of the management support team and the head of the secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Hyun Ju has been our deputy president and chief consumer protection officer since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division of Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Choi Hyuck Jae has been our deputy president and chief AI officer and chief digital officer since October 1, 2025. Mr. Choi previously served as an executive director of Shinhan Bank. Mr. Choi received a master’s degree in human resource management from Korea University.

Ra Hoon has been our executive director and chief risk officer since January 1, 2026. Mr. Ra previously served as the head of the risk management group of Shinhan Bank. Mr. Ra received a bachelor’s degree in statistics from Korea University.

Lee Youngho has been our executive director and chief compliance officer since January 1, 2025. Mr. Lee previously served as a general manager of the compliance department and the chief compliance officer of Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Sogang University.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of the PRM marketing team of Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

Kim Junhwan has been our executive director and head of digital market sensing part since January 1, 2024. Mr. Kim previously served as the head of the digital innovation team of Shinhan Bank. Mr. Kim received a doctor’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your reference.

Compensation to Non-registered directors

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your reference.

Stock Options

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your reference.

Employees

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your reference.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2026)	Decrease	Increase	Others	Ending Balance (Mar. 31, 2026)
Shinhan Card	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2021-02-18	2026-02-18	1.54%	150	150	-	-	-
	Loan	2021-02-24	2026-02-24	1.62%	150	150	-	-	-
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2025-03-25	2028-03-25	2.97%	100	-	-	-	100
	Loan	2025-03-25	2030-03-25	3.02%	100		-	-	100
	Loan	2025-07-18	2028-07-18	2.73%	100	-	-	-	100
	Loan	2025-07-18	2030-07-18	2.92%	70	-	-	-	70
	Loan	2025-09-17	2028-09-17	2.76%	100	-	-	-	100
	Loan	2025-09-17	2030-09-17	2.90%	50	-	-	-	50
	Loan	2025-10-29	2028-10-29	2.87%	80	-	-	-	80
	Loan	2025-10-29	2030-10-29	3.02%	70	-	-	-	70
	Loan	2021-05-26	2026-05-12	1.53%	43	-	-	2	45
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	404	-	-	-2	402
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	310	-	-	-5	305
Shinhan Securities	Loan	2025-07-29	2030-07-29	5.13%	703	-	-	38	741
	Financial assets at FVPL	2021-06-14	Perpetual Bond	2.93%	383	-	-	24	407
Shinhan Capital	Loan	2021-03-16	2026-03-16	1.83%	150	150	-	-	-
	Loan	2025-04-22	2028-04-22	2.77%	100	-	-	-	100
	Loan	2025-12-04	2028-12-04	3.35%	60	-	-	-	60
	Loan	2026-03-16	2029-03-16	3.72%	-	-	150	-	150
	Loan	2021-05-13	2026-05-12	1.53%	287	-	-	16	303

	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	149	-	-	-	149
	Financial assets at FVPL	2025-04-22	2055-04-22	3.78%	99	-	-	-2	97
Shinhan Savings Bank	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50
Shinhan DS	Loan	2025-01-31	2026-01-30	3.08%	10	10	-	-	-
	Loan	2026-01-30	2026-07-31	3.05%	-	-	5	-	5
	Loan	2026-01-30	2027-01-29	3.11%	-	-	5	-	5
Shinhan Venture	Loan	2025-02-26	2026-02-26	3.02%	60	60	-	-	-
	Loan	2026-02-26	2027-02-26	3.25%		-	60	-	60
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	100	-	-	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	97	-	-	-	97
	Financial assets at FVPL	2024-10-29	2054-10-29	4.10%	51	-	-	-	51
	Financial assets at FVPL	2026-01-30	2056-01-30	4.16%	-	-	100	-	100
Total					4,446	520	320	71	4,317

9. Internal Control

Not required to be disclosed in quarterly reports. Please refer to the business report for FY2025 submitted on March 18, 2026 for your reference.

10. Contingencies

Please refer to attached Exhibit 99.1 Shinhan Financial Group Review Report for the 1Q 2026(Consolidated), note 29. commitments and contingencies.

11. Material Information after the reporting period

1) Shinhan Financial Group resolved to pay quarterly cash dividends

On April 23, 2026, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

- Dividend Amount : KRW 740 per share

- Record date : April 30, 2026

- Expected payment date : May 29, 2026

Please refer to Form 6-K submitted to Edgar system on April 23, 2026.

2) 2026 Value-up Plan of Shinhan Financial Group

On April 23, 2026, Shinhan Financial Group announced 2026 Value-up Plan.

We have now set new targets of the value-up plan and advanced its execution methodology, taking into account changes in the overall environment – early achievement of the original targets including the shareholder return ratio, the enactment of legislation on separate taxation of dividend income, and the trend of PBR improvement among domestic banking and financial holding companies. This new value-up plan is named as “Shinhan Value-Up +++ (Triple Plus).” Each year, we will set out our goals for the next three years based on an annual review of the appropriateness of our targets.

- New Targets: While maintaining the existing 2027 targets, we will provide updated guidance for the next three-year period annually. In addition, we will present and communicate principles for the allocation between growth and shareholder returns, as well as a formula for the shareholder return ratio.

1.
10% or more of ROE (target range 10–12%);
2.
50% or more of the shareholder return ratio (presenting a predictable shareholder return policy based on the above formula); and
3.
13% or more of the CET1 ratio (stable management in line with regulatory and market environment).

Please refer to Form 6-K submitted to Edgar system on April 23, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: May 15, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer